UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Initial Filing)
Under the Securities Exchange Act of 1934
  Boston Carriers, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
Y0941T119
(CUSIP Number)
November 3, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule* is filed:

	[_]  Rule 13d-1(b)

	[x]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons * initial filing on this form with respect to the subject class of securities, and for any subsequent amendment* containing information which would alter the disclosures provided in a prior*
 cover page.

The information required in the remainder of this cover page shall not be * deemed to be filed for the purpose of Section 18 of the Securities Exchange*
 Act of 1934 (?Act?) or otherwise subject to the liabilities of that section * of the Act but shall be subject to all other provisions of the Act *
(however, see the Notes).



SCHEDULE 13G
CUSIP No.
Y0941T119

1
Names of Reporting Persons

Gyan R Parida
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

California
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  300,000

6
  Shared Voting Power


   Not applicable

7
  Sole Dispositive Power


  300,000

8
  Shared Dispositive Power


   Not applicable
9
Aggregate Amount Beneficially Owned by Each Reporting Person

300,000
10
Check box if the aggregate amount in row (9) excludes certain shares * (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

9.80%
12
Type of Reporting Person (See Instructions)

IN



Item 1.
(a)	Name of Issuer:

Boston Carriers, Inc.
(b)	Address of Issuer?s Principal Executive Offices:
	29 Karneadou Str., Athens 10675, Greece
Item 2.
(a)	Name of Person Filing:
Gyan R Parida
(b)	Address of Principal Business Office or, if None, Residence:
16479 W Nickalus Dr., Los Angeles, CA, 91342
(c)	Citizenship:
California
(d)	Title and Class of Securities:
Common Stock
(e)	CUSIP No.:
Y0941T119
Item 3. 	If this statement is filed pursuant to ?? 240.13d-1(b) or *
240.13d-2(b) or (c), check whether the
person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment*
 Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with *
Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with *
Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal*
 Deposit Insurance Act
(12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment*
 company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as *
a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please *
specify  the type of institution:
____
Item 4.	Ownership
(a)	Amount Beneficially Owned:
	300,000
 (b)	Percent of Class:
	9.80%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
			300,000
	(ii)	Shared power to vote or to direct the vote:
			Not Applicable
(iii)	Sole power to dispose or to direct the disposition of:
	300,000
(iv)	Shared power to dispose or to direct the disposition of:
	Not Applicable
Item 5.	Ownership of Five Percent or Less of a Class.
		Not Applicable
If this statement is being filed to report the fact that as of the date hereof *
the reporting person has ceased to be the beneficial owner of more than five*
 percent of the class of securities, check the following [    ].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
		Not Applicable
Item 7.	Identification and classification of the subsidiary which acquired the *
security being reported on
by the parent holding company or control person.
		Not Applicable
Item 8.	Identification and classification of members of the group.
		Not Applicable
Item 9.	Notice of Dissolution of Group.
		Not Applicable
Item 10.	Certifications.
	By signing below I certify that, to the best of my knowledge and belief, *
the securities referred to above were not acquired and are not held for the *
purpose  of or with the effect of changing or influencing the control of the *
issuer of the  securities and were not acquired and are not held in connection*
 with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify * that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2017
       /s/ Gyan R Parida
       GYAN R PARIDA
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